# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Calamos Aksia Hedged Strategies Fund, CIK 0002063706
CUSIP: 12811G306
Title of class of securities: Class I Shares
Address of issuer's principal executive offices: 2020 Calamos Ct, Naperville, Illinois (IL), 60563
Date of event which requires filing of this statement: 04/24/2026
Filed by CIK 0002125773
Persons authorized to receive notices and communications: Maya Fishman, 599 Lexington Avenue, 37th Floor, New York, New York (NY), 10022, (212) 710-5710

## Reporting persons
- Calamos Aksia Hedged Strategies Fund (Offshore), Ltd. (CIK 0002125773): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 1,400,384.98; sole dispositive power 0; shared dispositive power 1,400,384.98; aggregate amount beneficially owned 1,400,384.98 (25.55% of the class)
- Aksia LLC (CIK 0001939932): type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,400,384.98; sole dispositive power 0; shared dispositive power 1,400,384.98; aggregate amount beneficially owned 1,400,384.98 (25.55% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class I Shares
Name of issuer: Calamos Aksia Hedged Strategies Fund
Address of issuer's principal executive offices: 2020 Calamos Ct, Naperville, Illinois (IL), 60563

## Item 2. Identity and Background
Name of person filing:
Calamos Aksia Hedged Strategies Fund (Offshore), Ltd. ("HEDGX (Offshore)")

Aksia LLC ("Aksia" and together with HEDGX (Offshore), the "Reporting Persons"). HEDGX (Offshore) is the direct owner of the Class I Shares and Aksia has indirect ownership of the Class I Shares via its voting and investment control over HEDGX (Offshore).
Residence or business address:
HEDGX (Offshore):
C/O MOURANT GOVERNANCE SERVICES (CAYMAN)
94 SOLARIS AVENUE, CAMANA BAY
GRAND CAYMAN, CAYMAN ISLANDS KY1-1108

Aksia:
599 Lexington Avenue, 37th Floor
New York, NY 10022
Present principal occupation or employment: HEDGX (Offshore) is a feeder fund and Aksia is an investment adviser.
Criminal convictions in the last five years: Each Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Each Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: HEDGX (Offshore)' jurisdiction of organization is the Cayman Islands and Aksia's jurisdiction of organization is the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On April 24, 2026, HEDGX (Offshore) purchased 1,400,384.985 Class I Shares of the Issuer for $14,550,000. The source of funds for these shares was working capital.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired and hold the Class I Shares for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of the Issuer. As of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The following information assumes there are 5,481,740.833 Class I Shares outstanding based on information furnished by the Issuer, and based on the number of shares outstanding, the Reporting Persons beneficially own 25.55% of the Issuer. HEDGX (Offshore) is the direct beneficial owner of 1,400,384.985 Class I Shares of the Issuer. Aksia is an indirect beneficial owner of the 1,400,384.985 Class I Shares of the Issuer and has the power to vote and dispose of the 1,400,384.985 Class I Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the 1,400,384.985 Class I Shares.
Transactions in the class effected during the past sixty days: Except as otherwise set forth in this Statement, none of the Reporting Persons has effected any transactions in the Class I Shares in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class I Shares reported by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Inapplicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except for the joint filing agreement attached hereto as Exhibit 1 and the aforementioned ability of Aksia to vote and dispose of the Class I Shares held by HEDGX (Offshore), to the best knowledge of the Reporting Persons, except as set forth herein in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Person, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Joint Filing Agreement between the Reporting Persons, dated as of May 1, 2026.

## Signatures
- Calamos Aksia Hedged Strategies Fund (Offshore), Ltd.: /s/ Maya Fishman, Maya Fishman/Director (05/01/2026)
- Aksia LLC: /s/ Maya Fishman, Maya Fishman/Authorized Signatory (05/01/2026)